                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1) *


                             TYLAN GENERAL, INC.
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $0.001 Par Value
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  902169101
       --------------------------------------------------------------
                                 (CUSIP Number)

                  Richard L. Waggoner, Gardere & Wynne, L.L.P.
    1601 Elm Street, Suite 3000, Dallas, Texas  75201-4761, (214) 999-3000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                AUGUST 19, 1996
       --------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS AMENDMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE  2  OF 11 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Don E. Whitson
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     773,303
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     773,303
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      773,303
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.87%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE  3  OF 11 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Leo E. Whitson
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 902169101                                        PAGE  4  OF 11 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      David J. Ferran
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     183,309
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     183,309
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      183,309
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      2.3%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This Amendment No. 1 to the Schedule 13D (this "Amendment") is being filed to reflect, among other things, the addition of a new Reporting Person, the formation of a group by the Reporting Persons, and a change in the Reporting Persons' intentions with respect to shares of Common Stock, $0.001 par value (the "Tylan Common Stock"), of Tylan General, Inc., a Delaware corporation ("Tylan General"), which has its principal executive offices located at 15330 Avenue of Science, San Diego, California 92128.

Item 2.  Identity and Background.

         (a), (b) and (c):        The following sets forth the information
required by Items 2(a), (b) and (c):

         1. Don E. Whitson is the Vice Chairman of the Board of Directors of Tylan General and the Chief Administrative Officer of Tylan General, and his business address is 15330 Avenue of Science, San Diego, California 92128.

         2. Leo E. Whitson is the father of Don E. Whitson and the Chairman of the Board of Directors of Span Instruments, Inc., a wholly owned subsidiary of Tylan General ("Span"). His business address is 2201 Avenue K, Plano, Texas 75074, the address for Span.


         3. David J. Ferran is the Chairman of the Board, President and Chief Executive Officer of Tylan General, and his business address is 15330 Avenue of Science, San Diego, California 92128.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Don E. Whitson, Leo E. Whitson and David J. Ferran are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the aggregate consideration paid for the Tylan Common Stock by each Reporting Person. The table lists the beneficial owners of the shares.

Name                               Number of         Aggregate
- ----                               ---------         ---------
                                    Shares         Consideration
                                    ------         -------------
Don E. Whitson                     773,303(1)            *

Leo E. Whitson 1996 Trust          379,731               *





                               Page 5 of 11 Pages

David J. Ferran                    183,309               **

____________________________________

         (1) Includes 379,731 shares of Tylan Common Stock owned by the Leo E. Whitson 1996 Trust. It also includes 39,357 shares of Tylan Common Stock that Don E. Whitson has agreed, pursuant to a property settlement incident to a divorce, to transfer to his ex-spouse, Linda Sue Dunkel. Don E. Whitson disclaims beneficial ownership of such 39,357 shares of Tylan Common Stock.

*Don E. Whitson beneficially owns an aggregate of 773,303 shares of Tylan Common Stock, of which 393,573 shares of Tylan Common Stock were obtained upon the conversion of 80,440 shares of common stock of Span pursuant to a reorganization (hereinafter described), and 379,731 shares of Tylan Common Stock are owned by the Leo E. Whitson 1996 Trust (the "Trust") of which Don E. Whitson is the sole Trustee. The Agreement and Plan of Reorganization, dated as of July 3, 1996, was by and among Tylan General, Tylan General Acquisition Subsidiary, Inc., a Delaware corporation ("Tylan General Sub"), Span, and all the shareholders of Span ( the "Agreement and Plan of Reorganization").
Subject to the terms and conditions of the Agreement and Plan of Reorganization, Tylan General Sub was merged with and into Span on July 3, 1996, with Span being the surviving corporation, and Tylan General owns all of the issued and outstanding shares of common stock of Span. Don E. Whitson beneficially owns 379,731 shares of Tylan Common Stock (the "Trust Shares") which are held of record by the Trust, as to which Don E. Whitson, as sole Trustee, has sole dispositive and voting power pursuant to the Trust Agreement dated as of February 16, 1996, by and between Leo E. Whitson, as grantor, and Leo E. Whitson, as the original trustee (the "Trust Agreement"). Don E. Whitson succeeded to the position of sole Trustee upon the resignation of Leo
E. Whitson on August 19, 1996. Although Leo E. Whitson is a beneficiary of the Trust, he has no dispositive or voting power with respect to the Trust Shares. The Trust Shares were obtained by the Trust exchanging 77,611 shares of common stock of Span, held of record by the Trust, pursuant to the Agreement and Plan of Reorganization.

**David J. Ferran beneficially owns 183,309 shares of Tylan Common Stock which includes 43,063 shares subject to options exercisable within 60 days of June 28, 1996 and 35,838 shares held by David J. Ferran in trust for the benefit of the grandchildren of Robert J. Ferran, of which David J. Ferran disclaims beneficial ownership.

Item 4.  Purpose of Transaction.

         Except as set forth in this Amendment, each of the persons reporting on this Amendment has acquired their respective shares of Tylan Common Stock to hold for investment. Leo E. Whitson resigned as the sole Trustee of the Trust for the purpose of causing Don E. Whitson (named as successor trustee) to become sole Trustee of the Trust with sole dispositive and sole voting power regarding the Trust Shares. Depending upon market conditions and other factors, each person reporting on this Amendment may, from time to time, either jointly or individually, acquire additional shares of Tylan Common Stock or dispose of all or any part of their respective holdings of Tylan Common Stock.

         Except as described in the following paragraph, no person reporting on this Amendment has any present plans to cause Tylan General to engage in any extraordinary transactions; to sell or transfer any of its material assets or the assets of any of its subsidiaries; to effect any change of its management or its directors, business, corporate structure, capitalization, dividend policy, articles of incorporation, or bylaws; or to delist or terminate the registration of any securities of Tylan General; but each reserves the right to propose or undertake or participate in any of the foregoing actions in the future.





                               Page 6 of 11 Pages

         On August 19, 1996, as a result of a decision by a Special Committee of the Board of Directors of Tylan General to explore the possible sale of Tylan General, the Reporting Persons agreed to act in concert to consider and investigate the possibility of making a proposal to acquire all or a controlling interest in Tylan Common Stock, and pursuant thereto intend to seek financing for and consider taking other actions which would facilitate such a proposal and which could lead to a change in control of Tylan General and the delisting of Tylan Common Stock. The Reporting Persons presently contemplate, if a decision is reached to make a proposal and if financing therefor is determined to be available on terms and conditions satisfactory to the Reporting Persons, will participate, consistent with the fiduciary duties to Tylan General of Messrs. Ferran and Don E. Whitson, in such sale process as is established by the Board of Directors.

Item 5.  Interest in Securities of the Issuer.

(a) and (b):     The following table sets forth the information required by
Items 5(a) and (b):

                       Number of        Voting     Dispositive           %
    Name                Shares          Power         Power          Ownership
 ----------           -----------       ------      ---------        ---------
 Don E. Whitson       773,303(1)(2)      sole          sole            9.87%
 David J. Ferran      183,309            sole          sole            2.3%


- ------------------------------------

         (1)  Includes 379,731 shares held of record by the Trust.

         (2) Includes 39,357 shares of Tylan Common Stock that Don E. Whitson has agreed, pursuant to a property settlement incident to a divorce, to transfer to his ex-spouse, Linda Sue Dunkel. Don E. Whitson disclaims beneficial ownership of such 39,357 shares of Tylan Common Stock.

         The aggregate number of shares of Tylan Common Stock beneficially owned by the Reporting Persons is 956,612. Each of the Reporting Persons declares that the filing of this Amendment shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of all of the securities covered by this Amendment. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of the Tylan Common Stock covered by this
Schedule 13D except for the shares indicated as being beneficially owned by him in the table above.

         (c) The following are the transactions in the Tylan Common Stock effected by or for the Reporting Persons within the last 60 days prior to the date of this Amendment:

                                             Number                Price
 Date              Purchaser                of Shares            of Shares
 ----              ---------                ---------            ---------
 07/03/96          Don E. Whitson           773,731(1)               *

- ------------------------------------

         (1) Includes 39,357 shares of Tylan Common Stock that Don E. Whitson has agreed, pursuant to a property settlement incident to a divorce, to transfer to his ex-spouse, Linda Sue Dunkel. Don E. Whitson disclaims beneficial ownership of such 39,357 shares of Tylan Common Stock.





                               Page 7 of 11 Pages

* Represents the shares obtained pursuant to the Agreement and Plan of Reorganization. On August 19, 1996, Don E. Whitson acquired beneficial ownership of 379,731 shares of Tylan Common Stock held of record by the Trust (see Item 3 above).

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in this Amendment and except for past or future communications and discussions among themselves regarding their investment in shares of the Tylan Common Stock, there are no current contracts, arrangements, understandings or legal relationships among the persons reporting on this Amendment with respect to the acquiring, holding, voting or disposition of the Tylan Common Stock.

         Pursuant to the Stock Settlement Agreement entered into as of July 1, 1996, by and between Don E. Whitson and Linda Sue Dunkel (the "Stock Settlement Agreement"), Don E. Whitson has agreed to transfer to Linda Sue Dunkel, at some future date, 39,357 shares of Tylan Common Stock.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A -      Agreement Regarding Filing of Schedule 13D among the
                          parties to this Amendment





                               Page 8 of 11 Pages

Signature
- ---------


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.



                                        /s/ DON E. WHITSON
                                        ---------------------------------------
                                        Don E. Whitson

                                        /s/ LEO E. WHITSON
                                        ---------------------------------------
                                        Leo E. Whitson

                                        /s/ DAVID J. FERRAN
                                        ---------------------------------------
                                        David J. Ferran

August 20, 1996





                               Page 9 of 11 Pages

                               INDEX TO EXHIBITS

Exhibit
Number           Description
- -------          -----------

Exhibit A -      Agreement Regarding Filing of Schedule 13D Amendment among the parties to this Amendment





                              Page 10 of 11 Pages